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                           May 20, 2021

       Ming Zhao
       Chief Financial Officer
       China Jo-Jo Drugstores Holdings, Inc.
       Hai Wai Hai Tongxin Mansion Floor 6
       Gong Shu District, Hangzhou City
       People   s Republic of China 310008

                                                        Re: China Jo-Jo
Drugstores Holdings, Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed May 17, 2021
                                                            File No. 333-256176

       Dear Mr. Zhao:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Elizabeth F. Chen, Esq.